April 3, 2006

Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance-Disclosure Operations
100 F Street, NE
Washington, D.C.  20549

Re:	Westwood Holdings Group, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2005
	File No. 1-31234

Dear Mr. Nolan:

	This letter is in response to your letter dated March 30, 2006 regarding your review of our Form 10-K for the fiscal year ended December 31, 2005.

	We agree with your comment and will include in our future filings language that will clearly describe the accounting cycle for our advanced billed clients and its impact on our deferred revenue balance as of the periods reported.

Westwood Holdings Group, Inc. ("the Company") acknowledges that:

* The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
* Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
* The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ BRIAN O. CASEY

Brian O. Casey
Chief Executive Officer and President

cc:  Lisa Haynes, Staff Accountant
     Michael D. Fisher, Deloitte & Touche LLP